UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Execution of Stock Transfer Agreement Concerning Transfer of NBL Co., Ltd.

Tokyo, October 29, 2012 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), and Hitachi Capital Corporation (Hitachi Capital) agreed that BTMU will transfer* 12,000,000 shares in NBL Co., Ltd. (60% of all issued shares) to Hitachi Capital, and the said parties entered into a stock transfer agreement.

*	The share transfer and payment of the purchase price are scheduled to take place on April 1, 2013, subject to the approval of the competent authorities.

1. Reason for Stock Transfer

Pursuant to the “Capital Alliance Between Hitachi Capital Corporation and NBL Co., Ltd.” that was announced on July 28, 2011, BTMU transferred 40% of all issued shares in NBL to Hitachi Capital on October 31, 2011.

Subsequently, as a result of numerous consultations between MUFG and BTMU concerning growth strategies for NBL going forward, it was concluded that the partnering with Hitachi Capital, a leading company in the vendor leasing industry* with excellent vendor leasing business knowhow and a strong customer base, would contribute to the long-term growth and development of NBL.

*	Vendor lease: Lease agreements to be entered into with customers by lease companies through customer mediation or representative services for office procedures by dealers who are in alliance relationships with lease companies via entering into dealership agreements with lease companies or in any other manners.

2. Overview of Subsidiary

(1)	Name	NBL Co., Ltd.

(2)	Location	New Kawai Building, 4-6 Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo

(3)	Name and Title of Representative	Akio Kakizaki, Representative director and president

(4)	Type of Business	General leasing business

(5)	Capital	10,000 million yen

(6)	Date of Incorporation	November 26, 1977

(7)	Major Shareholders and Shareholdings	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Hitachi Capital Corporation Mitsubishi UFJ NICOS Co., Ltd.	50% 40% 10%

*   BTMU plans to complete the acquisition of all the shares held by Mitsubishi UFJ NICOS by the stock transfer date (which is scheduled to take place on April 1, 2013) and transfer these shares to Hitachi Capital, together with the shares already held by BTMU comprising 50% of all issued shares (comprising in total 60% of all the issued shares).

(8)	Relationship between MUFG and NBL	Capital Relationship	NBL is a consolidated subsidiary of MUFG and BTMU.

		Personnel Relationship	Three of NBL’s six directors are current or former employees of BTMU. In addition, five BTMU employees are seconded to NBL.

		Transaction Relationship	BTMU has conducted financial transactions with NBL, including loans.

(9)	Management results and financial standing of NBL for the last three years	(million yen)

Fiscal year	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2012
Net Assets	4,860	5,237	5,849
Total Assets	185,713	178,771	190,219
Net Assets per Share (yen)	243.01	261.85	292.45
Revenue	55,123	60,475	62,352
Operating Income	113	1,011	2,982
Ordinary Income	137	1,012	2,982
Net Income	36	376	612
Net Income per Share (yen)	1.81	18.83	30.60
Dividend per Share (yen)	—	—	—

3. Overview of Transferee

(1)	Name	Hitachi Capital Corporation

(2)	Location	15-12, Nishi-Shimbashi 2-chome, Minato-ku, Tokyo

(3)	Name and Title of Representative	Kazuya Miura, President and CEO

(4)	Type of Business	General leasing business

(5)	Capital	9,983 million yen

(6)	Date of Incorporation	September 10, 1957

(7)	Net Assets	270,404 million yen (consolidated value as of end of March 2012)

(8)	Total Assets	1,757,241 million yen (consolidated value as of end of March 2012)

(9)	Major Shareholders and Shareholders	Hitachi, Ltd. 54.78%

(10)	Relationship between MUFG and Hitachi Capital	Capital Relationship	There is no capital relationship between MUFG and Hitachi Capital that should be noted. There is no capital relationship between any persons related to MUFG or any affiliates of MUFG, on the one hand, and any persons related to Hitachi Capital or any affiliates of Hitachi Capital, on the other, that should be noted.
		Personnel Relationship	One BTMU employee is seconded to Hitachi Capital.
		Transaction Relationship	BTMU has conducted financial transactions with Hitachi Capital, including loans.

		Whether Hitachi Capital is a Related Party	Hitachi Capital is not a related party of MUFG. There are no persons related to Hitachi Capital or affiliates of Hitachi Capital who are also related to MUFG.

4. Number of shares to be transferred by BTMU and status of share ownership prior to and after transfer

Number of Shares Owned Prior to Transfer	12,000,000 (Number of voting rights: 12,000,000) (Ownership ratio: 60%)

Number of Shares to be Transferred	12,000,000 (Number of voting rights: 12,000,000) (Percentage of all issued shares: 60%) (Value of transfer: 2,400 million yen)

Number of Shares Owned After Transfer	0 (Number of voting rights: 0) (Ownership ratio: 0%)

5. Schedule

Execution of Stock Transfer Agreement	October 29, 2012

Date of Share Transfer (Schedule)	April 1, 2013 (after approval from the competent authorities)

The impact that this matter will have on MUFG’s financial results is expected to be minimal.

*        *        *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division 81-3-3240-2950